Drill Rigs set to Commence Major Exploration Program

at Pine Ridge Uranium Project

Winnipeg, Manitoba - July 2, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that its 50/50 joint venture (the "Joint Venture") with Global Uranium and Enrichment Limited ("GUE"), has selected Single Water Services LLC ("Single Drilling") to execute its initial drilling program at the Pine Ridge Uranium Project in Wyoming ("Pine Ridge").

Highlights

  Drill rigs set to commence as the Joint Venture launches a major ~38,000m (125,000ft) drill campaign at its flagship Pine Ridge uranium project

  Drill contractors officially engaged with operations commencing on July 21, 2025

  Drill program will systematically test numerous high priority targets to fast-track delineation of ISR-amenable uranium resources

  Pine Ridge is a near development In-Situ Recovery ("ISR") uranium project located in the heart of Wyoming's prolific Powder River Basin primed for rapid advancement

CEO Remarks

"We continue to advance the Pine Ridge Uranium Project with the selection of Single Drilling to undertake an expansive drill program at Pine Ridge," said Frank Wheatley, CEO of Snow Lake.  "Single Drilling is very familiar with Pine Ridge as they conducted a significant portion of the historical drilling at Pine Ridge."

Mr. Wheatley continued: "With global demand for electricity continuing to rapidly expand, driven in part by the AI arms race between the U.S. and China, nuclear energy continues to emerge as a clean, reliable and cost-effective solution to satisfy this demand.  Bolstered by the U.S. Administration's support for nuclear energy, we feel Pine Ridge has all the characteristics of a leading uranium development project."

Drill Program at Pine Ridge

The Joint Venture has selected Single Drilling to execute its initial drilling program at Pine Ridge.  Single Drilling brings extensive operational experience, having successfully completed numerous previous drilling campaigns at the Pine Ridge site.  Their familiarity with Pine Ridge is expected to support an efficient and well-executed program, with the potential addition of a second rig to accelerate progress.  In addition, the Joint Venture has engaged Hawkins CBM Logging, Inc. as the geophysical contractor to provide specialized support for the drill program.

Pine Ridge is an advanced ISR opportunity of significant scale within the Powder River Basin of Wyoming, the premier US uranium basin.  It is also located in one of the most mining friendly states.  Pine Ridge has been significantly de-risked through historical drilling and has an ideal geological foundation to be developed into a production asset.

The 2025 exploration program will focus on testing high-priority target areas, with approximately 38,000 m (125,000 ft) of drilling to be completed to rapidly advance the project.  The determination of targets has been guided by extensive data compilation from prior historical drilling and geological review.  The expected start date for drilling is July 21, 2025 with drilling permits expected to be received imminently.

Overview - Pine Ridge

Pine Ridge is an advanced ISR uranium project located in the southwestern Powder River Basin of Wyoming, the premier U.S. uranium basin.

Figure 1: Pine Ridge Uranium Project and Adjacent Properties

Pine Ridge is surrounded by existing uranium projects held by UEC and Cameco and is also located only ~15km from Cameco's Smith Ranch Mill which has licensed capacity of 5.5Mlbs U3O8 p.a.  The Smith Ranch mill is one of the largest uranium production facilities in the U.S.

Pine Ridge is a uranium project of potential significant scale with a large JORC 2012 exploration target.  For more information on this exploration target, please refer to GUE's website1.

Exploration Program

The Joint Venture has consolidated the existing historical data on the project area and integrated it with available public information from nearby projects to develop a 3D model of the known mineralization and potential mineralization.  The results of this data compilation and evaluation led to the staking of an additional 937 claims at Pine Ridge and increasing the Joint Venture's landholding to a total of approximately 15,130 ha (37,387 acres).

In addition, the understanding and results from the data compilation and geological review has guided the development of high-priority drill targets in the area (shown in red below), with approximately 38,000 m (125,000 ft) of drilling to be completed inside these areas during the initial exploration program.

Figure 2: Priority Areas for 2025 Exploration Program at Pine Ridge

1 https://globaluranium.com.au

Conoco drilled 765 holes into the project area and the prior owners of Pine Ridge drilled an additional 449 holes.  Their drill campaigns were primarily designed to continue building on the geologic understanding of the project while testing key areas for uranium potential.  The results from these drill campaigns allowed the prior owners to develop a model that included 335 km of redox boundaries hosted in stacked horizons within the Tertiary sandstones.  This interpretation is further supported by adjacent ISR properties with published resources.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

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